10025829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-5281

SEC Mail Processing Section
JAN 22 2010
Washington, DC
122

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2008 (MM/DD/YY) AND ENDING October 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brimberg & Co., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza, Suite 2570
(No. and Street)

New York	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Brimberg — 212-332-4440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co., PC
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 1/27

AB 1/27

OATH OR AFFIRMATION

I Jack Brimberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brimberg & Co., L.P., as of October 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Partner

Title

Notary Public

JENNIFER OUTRIDGE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN MANHATTAN COUNTY
NO. 01OU6185233
MY COMMISSION EXPIRES 04-14-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIMBERG & CO., L.P.
FINANCIAL STATEMENTS
OCTOBER 31, 2009

TABLE OF CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

INDEPENDENT AUDITORS' REPORT

To the Partners
Brimberg & Co., L.P.

We have audited the accompanying statement of financial condition of Brimberg & Co., L.P. as of October 31, 2009 and the related statements of income, changes in stockholders' equity and cash flows that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brimberg & Co., L.P. at October 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, NY
December 28, 2009

BRIMBERG & CO., L.P.
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2009

ASSETS

Cash and cash equivalents	$ 165,521
Receivable from clearing broker	248,045
Securities owned	17,529
Prepaid expenses	3,410
Property and equipment	12,808
Other assets	110,264
Total Assets	**$ 557,577**

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accrued expenses	$ 209,001
Partners' Capital	
Partners' capital	348,576
Total Liabilities and Partners' Capital	**$ 557,577**

See accompanying auditors' report and notes to financial statements.

BRIMBERG & CO., L.P.
STATEMENT OF OPERATIONS
YEAR ENDED OCTOBER 31, 2009

Revenues	
Trading commissions	$ 855,702
Advisory fees	198,657
Investment income	8,711
Other	46,608
	1,109,678
Operating Expenses	
Compensation and related expenses	422,495
Clearance fees	125,016
Commissions	32,288
Professional fees	15,000
Professional support and services	78,092
Occupancy expense	227,695
Communication	25,068
Business Development	63,000
Travel and entertainment	112,789
Other expenses	231,297
Total Operating Expenses	1,332,740
Net Loss	$ (223,062)

See accompanying auditors' report and notes to financial statements.

BRIMBERG & CO., L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED OCTOBER 31, 2009

	Partners' Equity
Balance - October 31, 2008	$ 273,095
Net loss	(223,062)
Contributions	475,000
Distributions	(176,457)
Balance - October 31, 2009	$ 348,576

See accompanying auditors' report and notes to financial statements.

BRIMBERG & CO., L.P.
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2009

Cash Flows from Operating Activities	
Net loss	$ (223,062)
Adjustment to reconcile net loss to net cash flows from operating activities	
Depreciation	10,816
Realized gain on securities owned	(8,711)
Changes in operating assets and liabilities	
Increase in receivable from broker	(76,311)
Decrease in securities owned	15,229
Increase in other assets	(46,357)
Increase in accrued expenses	153,994
Cash Flows Use For Operating Activities	(174,402)
Cash Flows from Investing Activities	
Purchase of property and equipment	(1,562)
Cash Flows Used For Investing Activities	(1,562)
Cash Flows from Financing Activities	
Capital contributions	475,000
Distributions	(176,457)
Cash Flows Provide By Financing Activities	298,543
Net Increase in Cash and Cash Equivalents	122,579
Cash and Cash Equivalents, Beginning	42,942
Cash and Cash Equivalents, End	**$ 165,521**

See accompanying auditors' report and notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Brimberg & Co., L.P. (the "Company") which became a broker-dealer in 1956, is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company operates principally under a clearance agreement with another broker, whereby the Company is engaged in trading securities on behalf of the Company's clients.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Securities Owned

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include highly liquid debt instruments with original maturities of three months or less.

Note 1 - Summary of Significant Accounting Policies - (Continued)

Income Taxes

The Company as a partnership is non tax paying entity, accordingly, no provision for Federal and state income tax has been provided. All of the Company's income and losses are allocated to the partners for inclusion in their respective tax returns. The Company has provided for income tax for local jurisdictions.

Note 2 - Receivable with Clearing Broker

The Company operates principally under a clearance agreement with its clearing broker, whereby such broker assumes and maintains the Company's customer accounts. Receivable from brokers arise as a result of the Company's normal security transactions.

Note 3 - Commitment

Lease

The Company leases office spaces under a non-cancelable lease that expired December 31, 2008. In November 2008, the Company extended the lease term through December 31, 2010. Annual rent amounts to $368,280. Monthly lease payments are subject to additional charges based on increases for electricity and other operating expenses. The Company sublets office space to several tenants on a month to month basis.

For the year ended October 31, 2009, rent expense amounted to approximately $228,000, net of sublet rental income of approximately $115,000.

Future minimum lease payments are as follows: $368,280 for the year ending October 31, 2010 and $61,380 for the period ending December 31, 2010.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines. The United States economy is currently experiencing a significant contraction and my see further deterioration. The uncertain financial market could adversely affect the Company's operations.

From time to time, the Company has cash at a bank in excess of FDIC insured limits resulting from this concentration.

Note 6 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $100,000 or 1/15 of aggregate indebtedness.

At October 31, 2009, the Company had net capital, as defined, of $195,150 which exceeded the required minimum net capital by $95,150. Aggregate indebtedness at October 31, 2009 totaled $209,001 and the ratio of aggregate indebtedness to net capital was 1.07 to 1.

BRIMBERG & CO., L.P.
SUPPLEMENTARY INFORMATION
OCTOBER 31, 2009

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital	
Partners' Capital	$ 348,576
Deductions - Non-allowable assets	
Receivable from broker	24,315
Prepaid expenses	3,410
Property and equipment	12,808
Other assets	110,264
	150,797
Net capital, before haircuts	197,779
Haircuts on securities	
Other securities	2,629
Net capital, as defined	**195,150**
Minimum net capital required	100,000
Net capital in excess of minimum requirement	**$ 95,150**
Net capital in excess of 1,000 percent	**$ 174,250**

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	**$ 209,001**

Ratio of aggregate indebtedness to net capital

Total aggregate indebtedness	$ 209,001	=	1.07
Net capital	$ 195,150		

The ratio of aggregate indebtedness to net capital is 1.07 to 1 compared to the maximum allowable ratio of 15 to 1.

See accompanying auditors' report.

BRIMBERG & CO., L.P.
SUPPLEMENTARY INFORMATION
OCTOBER 31, 2009

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Reconciliation of Computation of Net Capital

Net capital, per focus report	$ 203,684
Non-allowable asset	(8,534)
Net capital, as computed	$ 195,150
Aggregate indebtedness, per focus report	$ 209,001
Aggregate indebtedness, as computed	$ 209,001

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under provisions of Section (k)(2)(ii).

See accompanying auditors' report.

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Partners
Brimberg & Co., L.P.

In planning and performing our audit of the financial statements and supplementary schedules of Brimberg & Co., L.P., (the "Company"), as of and for the year ended October 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Though some of the violations resulted from "look backs", at various times during the year ended October 31, 2009, the Company was not in compliance with its minimum net capital requirement. Violation of this rule could result in action by FINRA including requiring the Company to cease its brokerage operations. We believe that this is a material weakness in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial data. Upon learning of the violations, the Company took corrective action and infused sufficient capital into the Company, such that as of the report date the Company's most recent computation of net capital indicates that the Company is in compliance with the minimum net capital as prescribed under Rule 15c3-1.

Our consideration of the internal control was for limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at October 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Sanford Becker & Co, PC

New York, NY
December 28, 2009

BRIMBERG & CO., L.P.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5

YEAR ENDED OCTOBER 31, 2009

BRIMBERG & CO., LP

SIPC TRANSITIONAL ASSESSMENT
PERIOD FROM APRIL 1, 2009 TO OCTOBER 31, 2009

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK

BRIMBERG & CO., LP

SIPC TRANSITIONAL ASSESSMENT
PERIOD FROM APRIL 1, 2009 TO OCTOBER 31, 2009

BRIMBERG & CO., L.P.

SUPPLEMENTAL REPORT ON AGREED-UPON PROCEDURES

OCTOBER 31, 2009

TABLE OF CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Partners
Brimberg & Co., L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation, Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through October 31, 2009, which were agreed to by Brimberg & Co., L.P. (the "Company"), the Securities and Exchange commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries listed in the disbursement journal;

2) Compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 through October 31, 2009, as applicable, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T);

3) Compared any adjustment reported in Form SIPC-7T with supporting schedules and working papers;

4) Roved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

At the time of performing the procedures described above, the Company had not completed and had not filed Form SIPC-7T. Subsequent to performing the describe procedures, the Company filed Form SIPC-7T and made the appropriate payment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sanford Becker & Co, PC

New York, NY
December 28, 2009

BRIMBERG & CO., L.P.
SIPC SUPPLEMENTAL SCHEDULE
YEAR ENDED OCTOBER 31, 2009

Reconciliation of SIPC liability for the year ended October 30, 2009 to payments made

Liability October 30, 2009 per SIPC-7T attached based on Gross revenues April 1, 2009 through October 31, 2009 of $636,277		$1,590.69
Less:		
Payment made with SIPC-4D attached Paid March 17, 2009 Mailed to Securities Investor Protection Corp 805 15th street NW, Suite 800 Washington, DC 20005-2215	$ 150.00	
Payment made with SIPC-7T Paid December 24, 2009 Mailed to Securities Investor Protection Corp 805 15th street NW, Suite 800 Washington, DC 20005-2215	1,440.69	
Total payments		(1,590.69)
Balance due		$ 0.00

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-005281 FINRA Oct
BRIMBERG & CO. LP
DBA BRIMBERG & CO.
45 Rockefeller PLAZA STE 2570
NEW YORK, NY 10111-2599

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2 (not less than $150 minimum)) $ 1590.69

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1440.69

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1440.69

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1440.69

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brimberg & Co
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 24 day of Dec, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 12/24/09 Postmarked 12/28/09 Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Oct, 20__ Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 636,277
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	636,277
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 636,277
2e. General Assessment @ .0025	$ 1590.69
	(to page 1 but not less than $150 minimum)

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Form SIPC-4D

(16-REV. 12/03)

FY 2009

ASSESSMENT - FY 2009	$150.00
INTEREST DUE (Minimun Due)	$2.00
BALANCE DUE (Check Enclosed)	
Authorized Signature/Title	Date



8-005281 FINRA OCT

RECEIVED
MAR 17 2009
S. I. P. C.

BRIMBERG & CO LP
d/b/a BRIMBERG & CO
45 ROCKEFELLER PLAZA STE 2570
NEW YORK, NY 10111-2599

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

⑈00000014⑈ ⑆000005281⑆ 0000 2009⑈

Chase Online

BUSINESSPLUS EXTRA (...8062)

Check Number: 17007 **Post Date:** 12/28/2009 **Amount of Check:** $1,440.69



17007

CHASE

BRIMBERG & CO
MEMBER FINRA
45 ROCKEFELLER PLAZA STE 2570
NEW YORK, NEW YORK 10111

1-2-210

12/24/2009

PAY TO THE ORDER OF: SIPC $ **1,440.69

One Thousand Four Hundred Forty and 69/100*************** DOLLARS

SIPC
805 15th st NW
Suite 800
Washington, DC 20005-2215

MEMO SIPC 7-T SEC# 8-5281

AUTHORIZED SIGNATURE

⑈017007⑈ ⑆021000021⑆ 843338062⑈

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FOR DEPOSIT TO
SIPC
COLLECTION ACCOUNT
6873 5734

14 12282009 312 14522009 4627131 BIC

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021000089 CITIBANK, NA >021000089
7896 110025195 031709 201-242-2627 0000000066735734
11 110025195 800000 11 RSN00 7881 7896

040000037 03/18/2009
0089806 77871

BANK OF AMERICA,NA BAL
011000138 E2714 94 P06
03/18/09
0850615

FOR DEPOSIT TO
SIPC
COLLECTION ACCOUNT
6873 5734

040000037 03/18/2009
008980677871

↓ Do not endorse or write below this line. ↓

021000021
03/19/2009
008980677871

This is a LEGAL COPY of your check. You can use it the same way you would use the original check.

000065135
IRR
802
023
7809

C040000037] 03/18/2009
008980677871


15635

Brimberg & Co.
45 Rockefeller Plz Ste 2570
New York, NY 10111

JPMorgan Chase Bank, N.A.
New York, NY 10022
1-2/210

3/10/2009

PAY TO THE ORDER OF Securities Investor Protection Corp. $ **152.00

One Hundred Fifty-Two and 00/100*** DOLLARS

Securities Investor Protection Corp.
805 15th Street NW
Suite 800
Washington, DC 2005-2215

FOR 8-005281

⑈015635⑈ ⑆021000021⑆ 116045523⑈ ⑈0000015200⑈

⑈015635⑈ ⑆021000021⑆ 116045523⑈ ⑈0000015200⑈